NEWS RELEASE

CALGARY, April 4, 2006—Birch Mountain Resources Ltd. (BMD:TSXV and AMEX) (“Birch Mountain” and the “Company”) is pleased to announce the appointment of Peter Heidenreich  as Quarry Project Manager.

Peter brings over 30 years experience in hard rock quarrying and the aggregate production business.  His experience includes establishing new quarries and all aspects of quarry operations. Peter's knowledge will be exceedingly valuable in optimizing the methods and equipment to maximize resource utilization and margins.

The Board has approved the issuance of 30,000 options under the Company's employee option plan to Mr. Heidenreich.  The options are exercisable at $ $8.60 per share.

Excellent progress continues to be made in advancing the quarry.  The area developed for the quarry, access road, product stockpiles, overburden and reclamation soils storage areas now exceeds 44 hectares (110 acres).  Within the prepared site, the active quarry covers 20 hectares (50 acres) with three of the four limestone units available for quarrying. Blasting operations are underway to expose the deepest limestone unit.

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the Company’s Muskeg Valley Quarry (“MVQ”) and Hammerstone Project will be marketed as construction aggregates and as rock for making concrete and asphalt.  Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. A portland cement plant has been added to the planned facilities.  Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta's oil sands will ensure long-term demand for limestone products from the MVQ and Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.